Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

November 16, 2022

Re:	Zergratran SA, Inc.

Offering Statement on Form 1-A
Filed on November 10, 2022
File No. 024-12006

Dear Mr. Purcell and Ms. Dorin:

On behalf of Zergratran SA, Inc., I hereby request qualification of the above-referenced offering statement at 2:00 p.m., Eastern Time, on November 18, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Byron Bennett

Byron Bennett
Chief Executive Officer
Zergratran SA, Inc.